SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March, 2008	Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

Brookfield Place, TD Canada Trust Tower

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario

Canada  M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis and Financial Statements for the year ended December 31, 2007 and the notes thereto prepared in accordance with U.S. generally accepted accounting principles contained on pages 25 to 135 of Exhibit 99.1 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 28, 2008 are incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-14148).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: March 28, 2008	By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant
General Counsel and
Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation’s 2007 Annual Report